SEC File Number
001-15803
CUSIP Number
0000858803
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One):       ☐ Form 10-K      ☐ Form 20-F      ☐ Form 11-K      ☑ Form 10-Q      ☐ Form N-SAR
For Period Ended: June 30, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
     For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION
Avanir Pharmaceuticals

Full Name of Registrant
Lidak Pharmaceuticals

Former Name if Applicable
11388 Sorrento Valley Road

Address of Principal Executive Office (Street and Number)
San Diego, California 92121

City, State and Zip Code
PART II — RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously reported on Form 8-K on May 3, 2005, the Company entered into a research, development and commercialization agreement with Novartis International Pharmaceutical Ltd. (“Novartis”) to develop orally active small molecule therapeutics targeting macrophage migration inhibitory factor as a potential treatment for inflammatory diseases. The Company is currently reviewing the proper accounting treatment under United States generally accepted accounting principles (“GAAP”) for the recognition of the initial license fee received from Novartis under this agreement. If it is determined that the initial payment under the license should be recognized as revenue in the quarter ended June 30, 2005, then we would record $2.5 million in revenue for this period. If it is determined that the initial payment should be deferred, then we would recognize the $2.5 million as revenue over an estimated minimum two-year period of the research collaboration.

The Company anticipates that it will file its quarterly report on Form 10-Q for the quarter ended June 30, 2005 no later than August 15, 2005.

PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Gregory P. Hanson, Chief Financial Officer	(858)	622-5200

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☑ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
As described above in Part III, the Company may, pursuant to GAAP, recognize $2.5 million of revenue in the quarter ended June 30, 2005. This will not affect prior periods.
SIGNATURE
Avanir Pharmaceuticals has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Avanir Pharmaceuticals
Date: August 9, 2005	By:	/s/ Gregory P. Hanson
Gregory P. Hanson, CMA
Chief Financial Officer

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